EXHIBIT 99.2

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions)

(Unaudited)

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenue	$3,476	$3,480	$3,504	$3,470	$3,449	$3,437	$3,449	$3,442	$3,481
Operating expenses:
Cost of sales
Facility costs	618	649	692	677	674	648	745	676	659
Network expenses	52	69	72	59	67	66	73	66	57
Employee-related costs	396	387	404	387	409	389	429	437	450
Other non-employee related costs	351	346	344	311	289	299	301	307	288

Total cost of sales	1,417	1,451	1,512	1,434	1,439	1,402	1,548	1,486	1,454
Selling, general and administrative:
Property and other taxes	88	43	100	111	99	78	112	115	81
Bad debt	44	36	27	53	57	49	39	13	93
Restructuring, realignment and severance related costs	22	74	26	(1)	15	59	5	132	15
Employee-related costs	401	405	401	410	407	413	413	434	469
Other non-employee related costs	459	492	462	472	458	471	692	792	496

Total selling, general and administrative	1,014	1,050	1,016	1,045	1,036	1,070	1,261	1,486	1,154
Depreciation and amortization	691	758	768	765	774	783	779	784	777
Asset impairment charges	—	—	—	—	—	36	34	43	—

Total operating expenses	3,122	3,259	3,296	3,244	3,249	3,291	3,622	3,799	3,385

Other expense—net
Interest expense—net	296	338	384	380	381	366	374	394	397
Other expense (income)—net	(28)	392	(31)	13	(242)	(54)	40	(111)	12

Total other expense—net	268	730	353	393	139	312	414	283	409

Income before income taxes and cumulative effect of accounting change—net	86	(509)	(145)	(167)	61	(166)	(587)	(640)	(313)
Income tax benefit (expense)	2	3	1	3	(4)	27	18	(136)	3

Income (loss) before cumulative effect of accounting change—net	88	(506)	(144)	(164)	57	(139)	(569)	(776)	(310)
Cumulative effect of accounting changes—net	—	(22)	—	—	—		—	—	—

Net income (loss)	$88	$(528)	$(144)	$(164)	$57	$(139)	$(569)	$(776)	$(310)